SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 18, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐	Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

October 18, 2010
Ivanhoe Mines Executive Chairman Robert Friedland re-assumes role of Chief Executive Officer and creates Office of the Chairman to lead value-building strategy
President John Macken now focused on Oyu Tolgoi construction
Peter Meredith and Sam Riggall joining Office of the Chairman
VANCOUVER, CANADA — David Huberman, Lead independent Director of the Ivanhoe Mines Board of Directors, announced today that Executive Chairman Robert Friedland will re-assume the duties and title of Chief Executive Officer as part of a series of organizational changes that also will see the establishment of the Office of the Chairman as part of an ongoing commitment to maximize shareholder value.
The Ivanhoe Mines Board of Directors has approved President John Macken’s relinquishment of the position of Chief Executive Officer that he had held since 2006. As President, Mr. Macken will continue to lead the ongoing construction of the company’s flagship Oyu Tolgoi copper-gold mining complex in southern Mongolia. He is a member of the Ivanhoe Mines-Rio Tinto joint Oyu Tolgoi Technical Committee.
“The most important contracts of the entire Oyu Tolgoi construction project will be awarded in the coming months, when the on-site workforce will expand from 5,300 today to more than 7,000 as we reach peak, full-scale activity,” Mr. Friedland said.
“John will fully devote his time to overseeing the progress being made in Mongolia and ensuring that Oyu Tolgoi begins producing its first copper and gold in late 2012, well ahead of the schedule previously set in the 2010 Integrated Development Plan.”
Mr. Macken joined Ivanhoe Mines in 2003 to head the development of Oyu Tolgoi and was formerly Executive Vice President and General Manager at Freeport’s Grasberg mining complex in Indonesia, the world’s largest single copper and gold mine. Mr. Macken will continue as an Ivanhoe Mines representative on the Oyu Tolgoi LLC Board of Directors. As the senior representative of the Operations Committee established by the Oyu Tolgoi LLC Board, Mr. Macken will be responsible for guiding the strategic direction of construction and development activities on behalf of the Board.
Mr. Macken is one of six Ivanhoe Mines’ appointees to the nine-member Oyu Tolgoi LLC Board; an Ivanhoe appointee also is Chairman of the Board. The Government of Mongolia is represented by three directors on the Oyu Tolgoi LLC Board.
Office of the Chairman to evaluate strategic initiatives
Joining Mr. Friedland in the Office of the Chairman will be Peter Meredith, Ivanhoe’s Deputy Chairman for the past four years and former Chief Financial Officer, and Sam Riggall, who is Executive Vice President of Ivanhoe Australia and now will take on the added duties of Executive Vice President, Business Development and Strategic Planning, with Ivanhoe Mines.

Mr. Riggall previously worked at Rio Tinto for more than a decade in a variety of roles covering project generation and evaluation, business development and capital market transactions. He has significant experience working in many parts of the world, where he managed a number of government negotiations over mine development projects.
Mr. Meredith led the Ivanhoe Mines team and Mr. Riggall led the Rio Tinto team during the successful negotiations with the Mongolian government that culminated in the approval of a long-term Oyu Tolgoi investment agreement one year ago. Mr. Meredith and Mr. Riggall also are Directors of Oyu Tolgoi LLC.
Mr. Friedland previously served as Chief Executive Officer of Ivanhoe Mines for 10 years, from the company’s founding until 2006.
The Office of the Chairman, with facilities in Vancouver, London and Singapore, will lead the assessment of potential strategic initiatives and direct any necessary negotiations to create and enhance value for shareholders.
“A number of potential options have been presented to us by industry leaders, on an unsolicited basis, since we announced in January that Citi and Hatch Corporate Finance were working with Ivanhoe Mines in exploring opportunities to further enhance value from development successes at our various projects,” Mr. Friedland said.
“The team that has been assembled to operate the Office of the Chairman has broad, international industry experience that we will draw on to serve the interests of our shareholders as we evaluate all available options.”
The Office of the Chairman also will assume responsibilities within Ivanhoe Mines related to the development of other subsidiary interests, including SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
A photo gallery, recording the progress of construction at Oyu Tolgoi, and a project informational video, may be accessed through the Ivanhoe Mines home page at www.ivanhoemines.com.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to the possible additional future investments in Ivanhoe by Rio Tinto and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 18, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary